

May 10, 2012

Via E-mail
Mr. Thomas J. Baltimore, Jr.
President, Chief Executive Officer and Trustee
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re:  RLJ Lodging Trust**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-35169**

Dear Mr. Baltimore:

We have reviewed your filing and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies, page F-9

Fair Value of Financial Instruments, page F-10

1.  In future Exchange Act periodic reports, please revise to disclose the carrying value of fixed rate mortgage notes payable for which you disclose the estimated fair value.

Note 3. Acquisition of Hotel Properties, page F-20

2.  We note your disclosure of total revenues and net income (loss) from the hotels acquired during the years ended December 31, 2011 and 2010.  Please tell us how you determined it was appropriate to record revenues and expenses in the year ended December 31, 2009 for hotels acquired during the years ended December 31, 2011 and 2010.

Note 12. Financial Instruments: Derivatives and Hedging, page F-37

3.      In future Exchange Act periodic reports, please revise to disclose the amount of gains and losses on derivative instruments recorded in accumulated other comprehensive income during the term of the hedging relationship that was reclassified into earnings during the current period (see ASC 815-10-50-4C) and the estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months (see ASC 815-30-50-1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc:     Frederick D. McKalip